

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 12, 2022

Jeff A. Zadoks
Chief Financial Officer
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re: Post Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2021**
> **Response Dated July 15, 2022**
> **File No. 001-35305**

Dear Mr. Zadoks:

We have reviewed your July 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

Response Dated July 15, 2022

Risk Factors, page 15

1.   We note your response to prior comment 2 regarding the transition risks related to climate change. As it relates to market trends, you note disclosure that refers to environmental concerns regarding packaging, but it is not clear how you considered providing disclosure regarding the processes through which your products are manufactured. Tell us how you considered providing disclosure regarding this transition risk and its effects on your business, financial condition, and results of operations. In this regard, it appears that you are implementing projects to improve efficiency, such as the projects in bran and rice manufacturing that seek to increase production capacity without any increase in energy usage, as discussed in your ESG Report. Also, as your response appears to state that climate change transition considerations are a source of technological risk, tell us how

your disclosure addresses climate change in this context.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

2.   Your response to 5 acknowledges the potential for costs to increase as you continue to explore, identify, and implement alternative energy sources and cites disclosure in your Form 10-K. However, it does not appear that disclosure addresses the potential for your input costs to increase from alternative energy sourcing. Please clarify where this disclosure is provided in your Form 10-K or revise to include language similar to that in your response.

3.   In response to prior comment 5, you refer to disclosure in your Form 10-K which states that the "perception of a failure to act responsibly with respect to the environment can lead to adverse publicity, which could damage our reputation." However, it does not appear that this disclosure adequately describes the consequences of this risk (i.e., the manner in which your businesses could be adversely affected if you are unable to effectively address increased concerns from stakeholders on climate change). Please revise your disclosure to provide this type of information.

Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing